Armco Metals Holdings, Inc.

One Waters Park Drive

Suite 98

San Mateo, CA 94403

Telephone (650) 212-7620

January 8, 2014

‘CORRESP’

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Armco Metals Holdings, Inc. (the “Company”)

Item 4.01 Form 8-K

Filed December 31, 2013

File No. 001-34631

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated January 3, 2014 on the above-captioned filing. Following are the Company’s responses to such comments. Contemporaneously, the Company has filed an amendment to the above-captioned report containing the revised disclosure and exhibit described below.

1.

Please amend your Form 8-K to state whether, during your two most recent fiscal years and any subsequent interim period before your former auditor was dismissed, you had any disagreement with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Refer to Regulation S-K, Item 304(a)(1)(iv). In this regard, we note that your current disclosure only reference your most recent fiscal year, not your two most recent fiscal years. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

RESPONSE:     The Form 8-K/A as filed contains the requested amended language in conformity with Item 304(a)(1)(iv), together with an updated letter from our former auditor.

2.

In addition, we note that the exhibit 16 letter states that the former auditor agrees with your statements regarding its audits of the prior fiscal year and regarding its dismissal, but does not agree or disagree with your statements regarding the disagreements with such auditor. Please have your former auditor revise the exhibit 16 letter to state whether it agrees with the statements made by you in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. Refer to Item 304(a)(3) of Regulation S-K.

RESPONSE:     The Form 8-K/A as filed contains a new Exhibit 16 which contains the revised disclosure.

3.	Please revise the third paragraph under Item 4.01 to include your two most recent fiscal years as required by Item 304(a)(2) of Regulation S-K.

RESPONSE:     The Form 8-K/A as filed contains the requested amended language in conformity with Item 304(a)(2).

Division of Corporation Finance

United States Securities and Exchange Commission

January 8, 2014

page two of two

On behalf of the Company, it hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately responds to the staff’s comments.

Sincerely,

/s/ Kexuan Yao

Kexuan Yao, Chief Executive Officer